

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

October 21, 2009

H. Douglas Goforth
Chief Financial Officer and Treasurer
BlueLinx Holdings, Inc.
4300 Wildwood Parkway
Atlanta, Georgia 30339

      RE: BlueLinx Holdings, Inc.
              Form 10-K for Fiscal Year Ended January 3, 2009
              Forms 10-Q for Fiscal Quarters Ended April 4, 2009 and July 4, 2009
              Definitive Proxy Statement filed April 16, 2009
              File No. 1-32383

Dear Mr. Goforth:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Sherry Haywood, Attorney, at (202) 551-3345 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding our review of the financial statements and related matters.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief